Exhibit 4.11

Rights and Obligations Assumption Letter

This entity, Huaian City Bright Scholar Tianshan Culture Education Investment Management Co., Ltd., is the subsidiary established by BGY Education Investment Management Co., Ltd. (“Investor”) and registered in Huaian City at the Huaiyin branch office of the Administration for Industry and Commerce on March 7, 2017.The Investor holds 70% of the equity interests in this entity.

In accordance with the Exclusive Management Service and Business Cooperation Agreement (“Agreement”) entered into by and between Investor, Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd. and other relevant parties on January 25, 2017, this entity shall join the Agreement according to Article 10.1 of the Agreement as a “New Subsidiary of Party B” under the Agreement.

This entity hereby agrees to join the Agreement as a “New Subsidiary of Party B” of the Investor, enjoy the rights under the Agreement, and perform the obligations according to the Agreement. This Assumption Letter came into effect upon the date of execution.

Huaian City Bright Scholar Tianshan Culture Education Investment Management Co., Ltd.

(Seal) Seal of Huaian City Bright Scholar Tianshan Culture Education Investment Management Co., Ltd. Affixed

By:	/s/ Jinsheng Cheng
Name:	Jinsheng Cheng
Title:	Legal Representative
Date:	May 18, 2017